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                              December 1, 2020

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       999 3rd Avenue, Suite 3300
       Seattle, WA 98105

                                                        Re: Arrived Homes, LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Response dated
November 23, 2020
                                                            File No. 024-11325

       Dear Mr. Frazier:

             We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A - Supplemental Correspondence received November 23, 2020

       General

   1. We reissue prior comment 1 in part. It remains unclear how you determined the projected dividends and
annualized returns for each property. Please address the following:

                                                              Please explain
the basis for these amounts including how you calculated actual expenses, target
leverage and third party forecasts of property value.
                                                              Reconcile these
projections with the historical performance of the Lierly and
                                                            Soapstone
properties and in particular their historical net income or net losses, such as the minimal
income or losses for the six months ended June 30, 2020.
                                                              With respect to
the third party forecasts, please tell us the methodology and assumptions used by
the third parties.
 Ryan Frazier
Arrived Homes, LLC
December 1, 2020
Page 2
             In light of the investment concentration in a single asset and thus the potentially significant impact that unanticipated capital expenditures could have on your projected dividends, please tell us how you determined that you have a reasonable basis to project dividends.

       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameRyan Frazier
                                                            Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                            Office of Real
Estate & Construction
December 1, 2020 Page 2
cc:       Paul C. Levites, Esq.
FirstName LastName